Exhibit (a)(5)




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[FORM OF LETTER TO UNIT HOLDERS]

December 3, 2002

TO: UNIT HOLDERS OF [SUBJECT COMPANY]

SUBJECT: OFFER TO PURCHASE UNITS

Dear Unit Holder:

As described in the Offer to Purchase dated October 8, 2002, and related Letter of Transmittal (the "Offer"), CMG PARTNERS, LLC, CMG VENTURES, LLC, CMG ACQUISITION FUND I, LLC, CMG ACQUISITION FUND II, LLC, CMG ACQUISITION FUND III, LLC, and CMG SPECIAL FUND, LLC (collectively the "Purchasers") are offering to purchase Units of limited partnership interest (the "Units") in [SUBJECT COMPANY] (the "Partnership"). This letter supplements and clarifies information contained in the Offer to Purchase.

IDENTIFY  OF  FILING  PERSONS

As disclosed in Schedule I to the Offer to Purchase, each of the Purchasers is managed by CMG Advisors, LLC, which in turn is controlled by Mr. Mark J. Swenson and Mr. Steven C. Gregory. By reason of their control over the Purchasers, each of CMG Advisors, LLC, Mr. Swenson and Mr. Gregory may be deemed a bidder. Accordingly, the Purchasers have amended their Schedule TO filed with the Securities and Exchange Commission relating to the Offer to include CMG Advisors, LLC, Mr. Swenson and Mr. Gregory as filing persons. Neither CMG
Advisors, LLC, Mr. Swenson nor Mr. Gregory is offering to purchase Units or is obligated to provide any financing for the purchase of Units. They have been identified as filing persons solely by reason of their direct or indirect control over the Purchasers.

NOTICE  OF  EXTENSIONS  OR  AMENDMENTS

As disclosed in the Offer to Purchase under the heading "Extension of Tender Period; Termination; Amendment," should the Purchasers change the price they are willing to pay for Units or the number of Units they are willing to accept, notice of such change will be given as described in the Offer to Purchase and the Offer will remain open for at least 10 business days following such notice.

PRORATION; ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS

As  disclosed in the Offer to Purchase under the heading "Tender Offer - Section
2. Proration; Acceptance for Payment and Payment for Units," the Partnership's agreement of limited partnership restricts the transfer of Units if the number of Units requested to be transferred would, when added to the number of other Units transferred within the 12 months preceding the requested transfer, would cause termination of the Partnership for tax purposes. To cause a termination for tax purposes, the number of Units requested to be transferred pursuant to the Offer would, when added to the number of other Units transferred within the 12 months preceding the requested transfer, have to equal or exceed 50% of the total number of outstanding Units for that period.

Because the General Partner and/or its affiliates own in excess of [ ] of the Partnership's outstanding Units, there are few reported transfers of Units, and the number of Units sought to be purchased pursuant to the Offer represents approximately [ ] of the Partnership's outstanding Units, the Purchasers believe that it is highly unlikely that the number of Units requested to be transferred pursuant to the Offer would, when combined with other transfers of Units within the preceding 12 months, equal or exceed 50% of the total number of Units outstanding during the 12 month period. Therefore, the Purchasers believe that it is highly unlikely that the number of Units subject to the Offer will be reduced by reason of the restriction on a transfer of Units that would result in a termination of the Partnership for tax purposes.

FINANCIAL  INFORMATION  CONCERNING  THE  PURCHASERS

The Offer to Purchase contains under the heading "Certain Information Concerning the Purchasers" a table setting forth the total assets, net assets and current assets of each of the Purchasers. The text immediately preceding the table indicated that the numbers in the table were expressed in thousands of dollars, rounded to the nearest thousand. The numbers in the table, however, were inadvertently not rounded to the nearest thousand. Set forth below is a corrected table that sets forth the numbers in thousands of dollars, rounded to the nearest thousand:


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                                Total      Total     Current
         Purchaser             Assets   Net Assets    Assets
-----------------------------  -------  -----------  --------

CMG Partners, LLC              $ 2,203  $       722  $  1,780
CMG Ventures, LLC              $ 2,914  $       745  $  2,757
CMG Acquisition Fund I, LLC    $ 1,426  $     1,209  $  1,426
CMG Acquisition Fund II, LLC   $   835  $       746  $    835
CMG Acquisition Fund III, LLC  $   938  $       751  $    938
CMG Special Fund, LLC          $   716  $       512  $    716

TOTALS                         $ 9,032  $     4,684  $  8,452


CONDITIONS OF THE OFFERS

Under the heading "Conditions of the Offers" in the Offer to Purchase, one of the conditions to the obligation of the Purchasers to accept for payment or pay for tendered units is that on or before the Expiration Date there must not be any preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency issued and remaining in effect that causes any material diminution of the benefits to be derived by the Purchasers as a result of the transactions contemplated by the Offer.
Specifically,  the  Offer  to  Purchase  provides  in  part:

     The Purchasers shall not be required to accept for payment or pay for any Units not theretofore accepted for payment or paid for and may terminate or amend any Offer as to such Units if, at any time on or after the date of the Offer and before the Expiration Date, any of the following conditions exists with respect to the Offer or the Partnership issuing the Units subject to the Offer:

          (a) a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment of or payment for any Units by the Purchasers, (ii) imposes or confirms limitations on the ability of the Purchasers effectively to exercise full rights of ownership of any Units, including, without limitation, the right to vote any Units acquired by the Purchasers pursuant to the Offer or otherwise on all matters properly presented to the Partnership's Unit holders, (iii) requires divestiture by the Purchasers of any Units, (iv) causes any material diminution of the benefits to be derived by the Purchasers as a result of the transactions contemplated by the Offer or (v) might materially adversely affect the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Purchasers or the Partnership, in the reasonable judgment of the Purchasers;

The benefits referred to in clause (iv) of paragraph (a) above include the rights of an assignee of a Unit under the Partnership's limited partnership agreement and applicable California law, including all of the economic rights associated with the Unit, such as the right to the profits and losses associated with the Unit and the right to receive all distributions in respect of the Unit, the right to vote in respect of the Units either pursuant to the power of attorney contained in the Letter of Transmittal or as otherwise provide by California law, the right to inspect books and records of the Partnership either pursuant to the power of attorney contained in the Letter of Transmittal or as otherwise provide by California law, and the right to exercise all of the rights of an assignee of the Unit as permitted by the Partnership's limited partnership agreement, the power of attorney contained in the Letter of Transmittal or California law. A material diminution of those benefits would result from, for example, any of the types of injunctions or orders described in clauses (i) through (iii) and clause (v) of paragraph (a) above, or any injunction or order that materially and adversely affects the right of the Purchasers to receive allocations of profits and losses or distributions from the Partnership.


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The  last paragraph under the heading "Conditions of the Offers" in the Offer to
Purchase  is  amended  to  read  as  follows:

          The conditions set forth in subparagraphs (a) through (f) immediately above are for the sole benefit of the Purchasers. The conditions contained in subparagraphs (a) through (e) immediately above may be asserted or waived by the Purchasers in whole or in part at any time and from time to time prior to the Expiration Date. The purchasers will not know whether the conditions set forth in subparagraphs
          (e) and (f) immediately above have been satisfied until after they have requested the Partnership to recognize the assignment of tendered Units to the Purchasers. Therefore, the condition contained in subparagraph (e) immediately above may be asserted or waived by the Purchasers after the Expiration Date. The condition contained in subparagraph (f) immediately above is not within the control of the Purchasers, cannot be known prior to the Expiration Date and cannot be waived by the Purchasers. Accordingly, it may be asserted by the Purchasers after the Expiration Date. In the event that the Purchasers waive any material condition, notice of such waiver will be given and the Offer will remain open for a period of at least five business days following the giving of notice of any such waiver. Any determination by the Purchasers concerning whether any of the conditions described in subparagraphs (a) through (e) of the second paragraph under this heading or any of the conditions described in subparagraphs (a) through (f) of the third paragraph under this heading exists or has been satisfied shall be final and binding on all parties.

Except as amended by this letter, the Offer to Purchase, including all schedules and exhibits to the Offer to Purchase, remains unchanged.

If you have any questions or need assistance, please call the Purchasers at 888-414-8029.

This Offer expires (unless extended as described in the Offer to Purchase) at 12:00 midnight, Pacific Time, on December 15, 2002.

CMG PARTNERS, LLC
CMG VENTURES, LLC
CMG ACQUISITION FUND I, LLC
CMG ACQUISITION FUND II, LLC
CMG ACQUISITION FUND III, LLC
CMG SPECIAL FUND, LLC

[INSERTS FOR COMPLETION OF EACH LETTER]

                                             Percentage of Units
                                             Owned by General Partner   Percentage of Outstanding
        Subject Company                      and/or Affiliates          Units Sought in Offer
------------------------------------------  -------------------------  --------------------------
PUBLIC STORAGE PROPERTIES, LTD.,                                31.4%                          6%
     a  California  Limited  Partnership
PUBLIC STORAGE PROPERTIES IV, LTD.,                             66.2%                        2.5%
     a  California  Limited  Partnership
PUBLIC STORAGE PROPERTIES V, LTD.,                              65.5%                        2.7%
     a  California  Limited  Partnership

END OF FILING


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